UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001 -80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, July 15, 2009 – Contax Participações S.A. hereby announces its acknowledgment of the Material Fact disclosed by its controlling shareholder CTX PARTICIPAÇÕES S.A., reproduced below:

CTX PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 09.601.322/0001 -60
Corporate Registry (NIRE): 3330028691-8

MATERIAL FACT

CTX Participações S.A. (“CTX” or “Company”), in accordance with Law 6404/76 and CVM Instruction 358/2002, hereby announces to the Brazilian Securities and Exchange Commission (CVM), its shareholders and the market in general that:

Fiago Participações S.A. (Fiago), a CTX shareholder, announced that on July 3, its dissolution was unanimously approved and its assets, comprising of CTX's common shares, were distributed among its shareholders: Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Fundação Atlântico de Seguridade Social - Fass, Fundação Petrobrás de Seguridade Social - Petros and Fundação dos Economiários Federais - Funcef ("Foundations"), in the following amounts ("Dissolution of Fiago"):

FOUNDATION	CTX COMMON SHARES (ON)

Previ	354,506,325

Fass	177,253,761

Funcef	76,394,696

Petros	74,992,542

TOTAL	683,147,324

Given the Dissolution of Fiago, CTX’s capital stock will be distributed as follows:

	SHAREHOLDING INTEREST

SHAREHOLDER	%	COMMON SHARES (ON)

AG Telecom Participações S.A. / Luxemburgo Participações S.A.	22.83	705,461,180

LF Tel S.A.	22.83	705,461,180

Fass	10.18	314,569,805

Subtotal	55.83	1,725,492,165

BNDES Participações S.A. – BNDESPAR	27.80	859,225,280

Previ	11.47	354,506,325

Funcef	2.47	76,394,696

Petros	2.43	74,992,542

TOTAL	100.00	3,090,611,008

Rio de Janeiro, July 14, 2009.

CTX PARTICIPAÇÕES S.A.
Pedro Jereissati
Investor Relations Officer

Rio de Janeiro, July 15, 2009.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
CONTAX PARTICIPAÇÕES S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.